UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2) *

Sucampo Pharmaceuticals, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

864909106

(CUSIP Number)

David N. Oakey, Esquire

McGuireWoods LLP

901 East Cary Street

Richmond, VA 23219

(804) 775-1022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS. S&R Foundation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 52-2284478
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION District of Columbia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 800,566
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 800,566
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,566
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON CO

Note: This Amendment No. 2 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on July 25, 2014, as amended on February 20, 2015. Capitalized terms used in this Amendment No. 2 and not defined herein have the respective meanings ascribed to such terms in the Schedule 13D as previously amended.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

On January 16, 2015, the Issuer filed a Registration Statement on Form S-3 (the “Registration Statement”) relating to the resale of up to 3,800,000 Shares held by the Foundation, up to 21,460,802 Shares held by S&R Technology Holdings, LLC (“S&R Technology”), up to 353,530 Shares held by Ryuji Ueno (“Dr. Ueno”) and up to 60,357 Shares held by Sachiko Kuno (“Dr. Kuno” and, together with the Foundation, S&R Technology and Dr. Ueno, the “Selling Stockholders”). The Registration Statement provides for the Selling Stockholders to, from time to time, sell, transfer or otherwise dispose of any or all of the Shares noted above on any stock exchange, market or trading facility on which the Shares are traded or in private transactions.

The Registration Statement was filed pursuant to the terms of a registration rights agreement entered into by the Issuer and the Selling Stockholders on January 15, 2015. Under the terms of the registration rights agreement, the Issuer must use commercially reasonable efforts to maintain the effectiveness of the Registration Statement until the earliest of (i) the date on which all of the Shares covered by the Registration Statement have been disposed of, (ii) January 27, 2017 (or an earlier date depending on the Issuer’s ability to use and maintain the effectiveness of a Form S-3 registration statement), or (iii) the date on which the Shares may be sold without restriction under Rule 144. The Issuer may, however, suspend the use of the prospectus included in the Registration Statement for up to 90 days in certain circumstances. In addition, the Issuer may, in certain circumstances, require the Selling Stockholders to refrain from selling or distributing any Shares under the Registration Statement or otherwise for a period of up to 180 days.

On March 26, 2015, the Foundation, acting through its duly appointed attorney-in-fact, entered into an underwriting agreement (the “Underwriting Agreement”) by and among the Issuer, Jefferies LLC and Leerink Partners LLC, as representatives of the several underwriters named therein, the Foundation and the other Selling Stockholders, relating to an underwritten public offering of 4,600,000 Shares (including 600,000 shares subject to an option exercised by the underwriters) at a public offering price of $14.00 per share. The offering closed on March 31, 2015, resulting in the sale by the Foundation of 3,000,000 Shares.

Except as indicated above, the Foundation has no present plans or proposals which relate to, or would result in, any one or more of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Dr. Kuno, one of the Foundation’s directors and its President and Chief Executive Officer, also serves as a manager of S&R Technology, which is wholly owned by Dr. Kuno and her husband, Dr. Ueno. S&R Technology currently holds approximately 45% of the outstanding Shares. Kei Tolliver, the Foundation’s Assistant Secretary/Treasurer, also serves as S&R Technology’s Executive Vice President. Given its status as a significant shareholder, representatives of S&R Technology may, from time to time, engage in discussions with the Issuer regarding the Issuer’s corporate strategy and general business activities.

In addition, Ms. Tolliver serves on the Issuer’s board and, as a result, may have influence over the corporate activity of the Issuer, including activity that may relate to one or more of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated as follows:

As of the date hereof, the Foundation beneficially owns 800,566 Shares, which represents approximately 1.8% of the outstanding Shares. This percentage calculation is based on the total number of Shares reported as issued and outstanding in the Annual Report on Form 10-K filed by the Issuer with the Securities and Exchange Commission on March 9, 2015. The number of Shares beneficially owned by the Listed Persons is set forth on Schedule A attached hereto and is incorporated herein by reference.

Item 5(c) is hereby amended and restated as follows:

On March 31, 2015, the Foundation and Dr. Kuno sold, in accordance with the terms of the Underwriting Agreement, 3,000,000 Shares and 60,357 Shares, respectively, at a price of $14.00 per Share.

Item 5(e) is hereby amended and restated as follows:

The Foundation ceased to be the beneficial owner of more than five percent of the Shares as of March 31, 2015.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

The first three paragraphs of Item 4 above are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit 1.2	Underwriting Agreement, dated as of March 26, 2015, by and between the Issuer, the Selling Stockholders and Jefferies LLC and Leerink Partners LLC (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed March 30, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2015

S&R FOUNDATION

By:	/s/ Sachiko Kuno
Name:	Dr. Sachiko Kuno
Title:	President and Chief Executive Officer

Schedule A

Name	Position and Present Principal Occupation	Shares Owned

Dr. Sachiko Kuno	Director, President and CEO, S&R Foundation Manager and President, S&R Technology Holdings, LLC	21,075,255	[1]

Kei Tolliver	Assistant Secretary/Treasurer, S&R Foundation Executive Vice President, S&R Technology Holdings, LLC	53,800	[2]

Marianne F. Chaconas	Director and Vice President, S&R Foundation	0

Douglas W. Charnas	Director and Secretary/Treasurer, S&R Foundation Partner, McGuireWoods LLP	0

Other than Dr. Kuno and Ms. Tolliver, both of whom are citizens of Japan, each of the persons listed above is a citizen of the United States.

The principal business address for each of the persons listed above is c/o S&R Foundation, 1623 28th Street, NW, Washington, D.C. 20007.

1.	Includes 20,274,689 Shares held by S&R Technology. Dr. Kuno disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein. Also includes 800,566 Shares held by the Foundation. Dr. Kuno disclaims beneficial ownership of these shares.
2.	Includes 1,800 Shares held by Ms. Tolliver and options to acquire an additional 52,000 Shares.